Exhibit 99.1

November 3, 2014

To	To
Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of the Appointment of Aharon Soffer as Interim CEO of U. Dori Group Ltd.

Gazit-Globe Ltd. (the “Company”) is pleased to report that, following the departure of the CEO of U. Dori Group Ltd. (“Dori Group”)1, on November 2, 2014, the President of the Company, Mr. Aharon Soffer, was appointed Interim CEO of Dori Group. Mr. Soffer will serve in this position until the appointment of the permanent CEO.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

[1]	A public company whose shares are traded on the Tel-Aviv Stock Exchange Ltd. and of which 84.91% of its share capital is held by Gazit-Globe Israel (Development) Ltd., a private company of which 84.65% of its share capital is in turn held by the Company.